EXHIBIT 11.1

EARNINGS PER SHARE COMPUTATION

The factors used in the earnings per share computation follow.

(dollars in thousands except share data)

	Three Months Ended March 31,
	2005	2004
Basic
Net income	$662	$250

Weighted average common shares outstanding	3,238,674	2,461,683

Basic earnings per common share	$0.20	$0.10

Diluted
Net income	$662	$250

Weighted average common shares outstanding for basic earnings per common share	3,238,674	2,461,683
Add: Dilutive effects of assumed exercises of stock options	241,303	142,244

Average shares and dilutive potential common shares	3,479,977	2,603,928

Diluted earnings per common share	$0.19	$0.10

No options were antidilutive